SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Immunomedics, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

452907108
(CUSIP Number)

Scott Epstein
c/o venBio Select Advisor LLC
120 West 45th Street, Suite 2802
New York, NY 10036
(212) 937-4970

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 11, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452907108	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON VENBIO SELECT ADVISOR LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 9,564,140 shares of Common Stock (including options to purchase 300,800 shares of Common Stock)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 9,564,140 shares of Common Stock (including options to purchase 300,800 shares of Common Stock)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,564,140 shares of Common Stock (including options to purchase 300,800 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 452907108	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON BEHZAD AGHAZADEH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 9,564,140 shares of Common Stock (including options to purchase 300,800 shares of Common Stock)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 9,564,140 shares of Common Stock (including options to purchase 300,800 shares of Common Stock)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,564,140 shares of Common Stock (including options to purchase 300,800 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 452907108	SCHEDULE 13D	Page 4 of 9 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Immunomedics, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 300 The American Road, Morris Plains, New Jersey 07950.

Item 2.	IDENTITY AND BACKGROUND

(a)	This statement is filed by venBio Select Advisor LLC, a Delaware limited liability company (the “Investment Manager”), and Behzad Aghazadeh (“Dr. Aghazadeh,” and together with the Investment Manager, the “Reporting Persons”). Dr. Aghazadeh serves as the portfolio manager and controlling person of the Investment Manager.

(b)	The address of the business office of each of the Reporting Persons is 120 West 45th Street, Suite 2802, New York, NY 10036.

(c)	The Investment Manager is registered as an investment adviser under the Investment Advisers Act of 1940, as amended and is engaged in the business of providing investment advisory and management services to investment companies registered under the Investment Company Act of 1940, as amended, as well as to individually managed accounts for institutional and other clients. The principal business of Dr. Aghazadeh is to serve as portfolio manager and controlling person of the Investment Manager.

(d)	None of the Reporting Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Investment Manager is a Delaware limited liability company. Dr. Aghazadeh is a United States citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 9,564,140 shares of Common Stock reported herein (including call options to purchase 300,800 shares of Common Stock) are held on behalf of accounts managed by the Investment Manager (“Accounts”) and by venBio Select Fund LLC, a Delaware limited liability company (the “Fund”) and were acquired by the Investment Manager for the aggregate purchase price of $25,574,120.85 including brokerage commissions, using the cash reserves of the Fund and Accounts. Of the $25,574,120.85 aggregate purchase price, $136,534.32 was used to purchase the call options reported herein.

CUSIP No. 452907108	SCHEDULE 13D	Page 5 of 9 Pages

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes in the ordinary course of business. The Reporting Persons acquired such shares of Common Stock because they believed that the shares of Common Stock reported herein, when purchased, represented an attractive investment opportunity.

On November 16, 2016, the Investment Manager filed a preliminary proxy statement with the SEC in order to solicit proxies in favor of a proposal to elect Dr. Aghazadeh, Scott Canute, Peter Hutt, and Khalid Islam to the Issuer’s board of directors for the upcoming 2016 annual meeting of stockholders of the Issuer, in opposition to candidates proposed by the Issuer. The preliminary proxy statement also contains separate proposals related to matters proposed in the Issuer’s definitive proxy statement, filed with the SEC on November 2, 2016.

Representatives of the Investment Manager have previously engaged, and may in the future additionally engage, in discussions with members of the Issuer’s management and board of directors, other stockholders and affiliates of any of the foregoing, and other interested persons regarding, among other things, the Issuer’s business, prospects, and strategies to enhance stockholder value, including board composition.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”), disposing of any or all of its Securities, in the open market or otherwise, at any time and from time to time, and engaging in short selling of or any hedging or similar transactions with respect to the Securities. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Common Stock.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 452907108	SCHEDULE 13D	Page 6 of 9 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	The aggregate number of shares of Common Stock to which this Schedule 13D relates is 9,564,140 (including options to purchase 300,800 shares of Common Stock), constituting approximately 9.0% of the outstanding Common Stock. The percentages used in this Schedule 13D are calculated are based upon 105,942,855 shares of Common Stock outstanding as of November 1, 2016, as reported in the Corporation’s Quarterly Report on Form 10-Q for the period ended September 30, 2016, filed with the SEC on November 2, 2016.

(b)	See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Annex B hereto and is incorporated by reference herein.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Investment Manager has purchased call option contracts covering 300,800 shares of Common Stock with an exercise date of January 20, 2017 and a strike price of $5.00.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the Common Stock.

Item 7.	EXHIBITS

Exhibit	Description

1	Joint Filing Agreement, dated November 16, 2016.

CUSIP No. 452907108	SCHEDULE 13D	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 16, 2016

venBio Select Advisor LLC

/s/ Scott Epstein
Name: Scott Epstein
Title: Chief Financial Officer & Chief Compliance Officer

/s/ Behzad Aghazadeh
BEHZAD AGHAZADEH

CUSIP No. 452907108	SCHEDULE 13D	Page 8 of 9 Pages

Annex A

TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

The following table sets forth all transactions in the Common Stock effected by the Reporting Persons in the past sixty days. All such transactions were effected in the open market through a broker and all prices per share exclude commissions. The price reported in the column Price Per Share ($) is a weighted average price if a price range is indicated in the column Price Range ($). These shares of Common Stock were purchased/sold in multiple transactions at prices between the price ranges below. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold at each separate price.

Investment Manager

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

9/16/2016	(50,000.00)	3.21
9/19/2016	(50,000.00)	3.31
9/20/2016	(50,000.00)	3.23
9/21/2016	(50,000.00)	3.20
9/22/2016	(50,000.00)	3.27
9/23/2016	(50,000.00)	3.26
9/26/2016	(50,000.00)	3.30
9/27/2016	(75,000.00)	3.37
9/28/2016	(50,506.00)	3.37	3.25 - 3.39
10/5/2016	(150,000.00)	2.51
10/10/2016	(50,000.00)	2.57
10/11/2016	(50,000.00)	2.50
10/12/2016	(50,000.00)	2.51
10/20/2016	25,000.00	2.21
10/21/2016	50,000.00	2.26
10/24/2016	50,000.00	2.17
10/25/2016	50,000.00	2.13
10/28/2016	100,000.00	2.24
10/31/2016	1,180,823.00	2.39	2.33 - 2.42
11/1/2016	200,000.00	2.28
11/2/2016	100,000.00	2.29
11/3/2016	73,340.00	2.15
11/4/2016	75,000.00	2.23
11/7/2016	315,000.00	2.34	2.33 - 2.35

CUSIP No. 452907108	SCHEDULE 13D	Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: November 16, 2016

venBio Select Advisor LLC

/s/ Scott Epstein
Name: Scott Epstein
Title: Chief Financial Officer & Chief Compliance Officer

/s/ Behzad Aghazadeh
BEHZAD AGHAZADEH